UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               ITC/\DeltaCom, Inc.
   ----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
   ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031T 10 4
                  ----------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 9 Pages

CUSIP No. 45031T 10 4
----------------------------------------------------------------------------
1.       Names of Reporting Persons

                  SCANA Corporation

         I.R.S. Identification Nos. of Above Persons (entities only)

                  57-0784499
----------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                  a.       [ X ]
                  b.       [   ]
----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4.       Citizenship or Place of Organization               South Carolina
----------------------------------------------------------------------------
Number of         5.       Sole Voting Power                      0
Shares            ----------------------------------------------------------
Beneficially      6.       Shared Voting Power                4,055,838
Owned by          ----------------------------------------------------------
Each Reporting    7.       Sole Dispositive Power                 0
Person With       ----------------------------------------------------------
                  8.       Shared Dispositive Power           4,055,838
----------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,055,838 shares
----------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]
----------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         7.9%
----------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)             CO, HC
----------------------------------------------------------------------------



                                Page 2 of 9 Pages

CUSIP No. 45031T 10 4-----------------------------------------------------------
1.       Names of Reporting Persons.

                  SCANA Communications, Inc.

         I.R.S. Identification Nos. of above persons (entities only).

                  57-0784501
----------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)      [ X ]
                  (b)      [   ]
----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4.       Citizenship or Place of Organization                  South Carolina
----------------------------------------------------------------------------
Number of         5.       Sole Voting Power                      0
Shares            ----------------------------------------------------------
Beneficially      6.       Shared Voting Power                4,055,838
Owned by          ----------------------------------------------------------
Each Reporting    7.       Sole Dispositive Power                 0
Person With       ----------------------------------------------------------
                  8.       Shared Dispositive Power           4,055,838
----------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,055,838 shares
----------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]
----------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          7.9%
----------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)               CO
----------------------------------------------------------------------------



                                Page 3 of 9 Pages

Item 1.

         (a)      Name of Issuer

                           ITC/\DeltaCom, Inc.

         (b)      Address of Issuer's Principal Executive Office.

                           206 West Ninth Street
                           West Point, Georgia 31833
Item 2.

         (a)      Name of Person Filing

                           SCANA Corporation
                           SCANA Communications, Inc.

         (b) Address of Principal Business Office, or if none, Residence.

                           SCANA Corporation:
                           1426 Main Street
                           Columbia, SC 29201

                           SCANA Communications, Inc.:
                           1426 Main Street
                           Columbia, SC 29201

         (c)      Citizenship

                           SCANA Corporation:          South Carolina

                           SCANA Communications, Inc.: South Carolina

         (d)      Title of Class of Securities

                           Common Stock, Par Value $.01

         (e)      CUSIP Number

                           45031T 10 4

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b)or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [   ]    Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [   ]    Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [   ]    Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      [   ]    Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                Page 4 of 9 Pages

         (e)    [   ]    An    investment    adviser    in    accordance    with
ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G).

         (h)      [   ]    A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [   ]    A  church  plan  that  is  excluded   from  the
                           definition  of an  investment  company  under section
                           3(c)(14)  of the  Investment  Company Act of 1940 (15
                           U.S.C. 80a-3).

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  Not applicable.

Item 4.  Ownership.

         (a)      Amount beneficially owned:

                           See Item 9 of cover pages.(b) Percent of class:

                           See Item 11 of cover pages.
         (c)      Number of shares as to which such person has

                  (i)     Sole power to vote or to direct the vote:

                                    See Item 5 of cover pages.

                 (ii)     Shared power to vote or to direct the vote:

                                    See Item 6 of cover pages.

                 (iii)    Sole power to dispose or to direct the disposition of:

                                    See Item 7 of cover pages.

                 (iv) Shared power to dispose or to direct the disposition of:

                                    See Item 8 of cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                                Page 5 of 9 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         Not applicable.Item 7.    Identification and Classification of the
         Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           See Exhibit II.

Item 8.  Identification and Classification of Members of the Group.

                           See Exhibit II.

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.

Item 10. Certification.

                           Not applicable.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 1999

SCANA CORPORATION                         SCANA COMMUNICATIONS, INC.

By: s/William B. Timmerman                By: s/William B. Timmerman
   --------------------------------       -------------------------------
   William B. Timmerman, Chairman,        William B. Timmerman, Chairman
   President and Chief Executive          and Chief Executive Officer
   Officer

                                Page 6 of 9 Pages

                                  EXHIBIT INDEX

Exhibit I                  Agreement Required by Rule 13d-1(k)(1)

Exhibit II Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company; Identification and Classification of Members of the Group


                                Page 7 of 9 Pages

EXHIBIT IAgreement Required by Rule 13d-1(k)(1)---------------------------------

         Each of the undersigned agrees that this Schedule 13G is being filed on behalf of each of them.

                                    SCANA CORPORATION

                             By:    s/William B. Timmerman
                                    -----------------------------------
                                    William B. Timmerman, Chairman, President
                                    and Chief Executive Officer

                            Date:   February 8, 1999


                                    SCANA COMMUNICATIONS, INC.

                             By:    s/William B. Timmerman
                                    -----------------------------------
                                    William B. Timmerman, Chairman and
                                    Chief Executive Officer

                            Date:   February 8, 1999


                                Page 8 of 9 Pages

   EXHIBITII       Identification  and  Classification  of the
                   Subsidiary Which  Acquiredthe  Security Being
                   Reported    on   by   the   Parent    Holding
                   Company;Identification  and Classification of
                   Members of the Group

          ------------------------------------------------------------------

         The members of the group filing this Schedule 13G pursuant to Rule 13d-1(d) are SCANA Corporation and SCANA Communications, Inc. SCANA Corporation is the parent company of SCANA Communications, Inc., which acquired the shares whose ownership is being reported in this Schedule 13G.


                                Page 9 of 9 Pages